UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

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BANCOLOMBIA S.A ANNOUNCES PROPOSAL TO DISTRIBUTE PROFIT AND RETAINED EARNINGS

Medellin, Colombia, February 22, 2017

The Board of Director of Bancolombia S.A (“Bancolombia”) approved the submission to the General Shareholders´ Meeting of a proposal to issue a dividend equal to COP $950.40 per share, to be paid as follows: COP $237,60 per share and per quarter on: April 3, 2017;July 4, 2017; October 2, 2017 and December 27, 2017.

The Board of Directors’ proposal includes the establishment of a legal reserve for retained earnings for an amount equal to COP $1,914,464,269,922,84.

The table below summarizes the profit distribution proposal:

In Colombian Pesos - COP

Gross profit 2016	3,301,084,901,846.55
Provisions for income tax and deferred tax	857,023,408,911.25
Net Profit for Fiscal Year 2016		2,444,061,492,935.30
Equity method for the year 2016		776,029,542,744.46
Profit before equity method		1,668,031,950,190.84

Plus retained earnings recorded in the opening balance sheet and carried over from fiscal year 2016		38,125,565,158.36
Plus release of 2015 fiscal year reserves-Decree 2336 of 1995		421,730,330,357.39
Plus release of resources destined for the payment of preferred shares dividends		57,701,443,512
Total To be Distributed		2,961,618,831,962.84

Minus mandatory legal reserve due to tax depreciation	77,398,450,240.00
Minus legal reserve due to 2017 wealth tax	55,635,731,000.00

Minus retained earnings recorded in the opening balance sheet and carried over from fiscal year 2016	38,125,565,158.36

Minus appropriations to the legal reserve for fiscal year 2016 profits	1,876,338,704,764.48
For the payment of a dividend in respect of 509,704,584 common shares and 452,122,416 preferred shares, subscribed and paid as of December 31, 2016, in the amount of COP $950.4 per share, to be paid as follows: $237.60 per share and per quarter on April 3, 2017; July 4, 2017; October 2, 2017 and December 27, 2017.
	914,120,380,800.00

TOTALS	2,961,618,831,962.84	2,961,618,831,962.84

Each ex-dividend period will be the period beginning 4 trading days before each payment date through such payment date, as follows:

Ex dividend date(*)	Payment date(*)
March 28, 2017	April 3, 2017
June 27, 2017	July 4, 2017
September 26, 2017	October 2, 2017
December 20, 2017	December 27, 2017

(*)The dates of the ex-dividend period will be subject to adjustments in accordance with the provisions of the Colombian Stock Exchange.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 22, 2017	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance